November 18, 2024	Meredith B. Cross +1 212 295 6644 (t) +1 212 230 8888 (f) meredith.cross@wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

On behalf of our client, Archer-Daniels-Midland Company (the “Company”), we are writing to respond to the Securities and Exchange Commission staff’s (the “Staff”) November 1, 2024 comment letter regarding the Company’s Form 10-K for its fiscal year ended December 31, 2023 (the “Form 10-K”), filed on March 12, 2024. This letter supplements the Company’s letters to you dated June 12, 2024, September 30, 2024 and October 21, 2024. For convenience, the Staff’s comment is set forth herein, followed by the Company’s response.

1.

Comment: We have considered your responses to our prior comment number 4 in our letter dated May 22, 2024. Based on the representations of the Company, we do not agree with your method of correction for errors in certain segment financial information since we believe these errors are material to the Company’s previously issued financial statements. Please amend your previously filed Form 10-K for the fiscal year ended December 31, 2023, and subsequently filed Forms 10-Q to restate your consolidated financial statements to correct the identified errors and provide the disclosures required by ASC 250-10-50. As part of your amendments, please revisit your controls and procedures evaluation to determine whether any additional control deficiencies exist and whether there has been any change in the assessed severity of control deficiencies that have already been identified.

Response: The Company has considered the Staff’s comment. As disclosed in its Item 4.02 Form 8-K filed on November 5, 2024, the Company will amend the Form 10-K and subsequently filed Form 10-Qs for the first and second quarter of 2024 to restate its consolidated financial statements to correct the identified errors and provide the disclosures required by ASC 250-10-50, which the Company expects to file today.

November 18, 2024 Page 2

In addition, as part of the amendments, the Company has revisited its controls and procedures evaluation, which the Company will update in the amendments.

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We appreciate the opportunity to respond to the Staff.

Best Regards,

/s/ Meredith B. Cross

Meredith B. Cross